Primoris Services Corporation

2100 McKinney Avenue

Suite 1500

Dallas, Texas 75201

(214) 740-5600

July 14, 2011

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-0404

Attn: Pamela Long, Esq.

Re:          Primoris Services Corporation

Registration Statement on Form S-3

(File No. 333-174602)

Dear Ms. Long:

Primoris Services Corporation (the “Company”) is requesting by separate correspondence the acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-174602) to Friday, July 15, 2011 at 4:00 p.m. (Eastern Time), or as soon thereafter as is practicable.

In connection with our request for acceleration, the Company hereby acknowledges the following:

•                 should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                 the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                 the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jeffrey P. Berg of Baker & Hostetler LLP at (310) 820-8800 if you have any further questions.

PRIMORIS SERVICES CORPORATION

By:	/s/ Peter J. Moerbeek
Peter J. Moerbeek
Executive Vice President, Chief Financial Officer